Exhibit 12.1

THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Years Ended October 31,					Six Months Ended April 30,
	2006	2005	2004	2003	2002	2007	2006
Income before income taxes	$73,337	$108,457	$112,489	$90,487	$65,169	$6,411	$35,716
Add:
Fixed charges	51,599	39,485	9,586	10,665	10,236	28,824	27,738

Adjusted Earnings	$124,936	$147,942	$122,075	$101,152	$75,405	$35,235	$63,454

Fixed charges:
Interest expense	$37,331	$29,725	$6,004	$6,964	$6,874	$20,710	$20,300
Capitalized interest	8,543	4,885	811	1,005	909	4,214	4,576
Estimated portion of rent expense representative of interest	5,725	4,875	2,771	2,696	2,453	3,900	2,862

Total fixed charges	$51,599	$39,485	$9,586	$10,665	$10,236	$28,824	$27,738

Ratio of earnings to fixed charges	2.4x	3.7x	12.7x	9.5x	7.4x	1.2x	2.3x